UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    June 28, 2019

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 28, 2019 --- Sumitomo Mitsui Financial Group, Inc. (the “Company”, President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on June 27, 2019 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2019. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2018	At March 31, 2019
Assets:
Cash and deposits with banks	¥54,696,069	¥57,763,441
Call loans and bills bought	1,881,880	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	10,345,994
Trading assets	3,169,123	2,767,691
Derivative financial instruments	3,885,271	3,382,574
Financial assets at fair value through profit or loss	1,547,672	2,641,416
Investment securities	20,495,075	17,825,027
Loans and advances	85,129,070	90,682,938
Investments in associates and joint ventures	730,414	1,038,823
Property, plant and equipment	1,510,132	1,507,786
Intangible assets	835,902	821,785
Other assets	4,043,908	4,079,814
Current tax assets	87,961	143,459
Deferred tax assets	19,436	37,073
Assets held for sale	5,651,950	57

Total assets	¥192,175,566	¥195,503,623

Liabilities:
Deposits	¥128,461,527	¥134,404,652
Call money and bills sold	1,190,929	1,307,779
Repurchase agreements and cash collateral on securities lent	12,022,593	12,887,249
Trading liabilities	2,143,899	1,998,694
Derivative financial instruments	3,498,016	3,051,773
Borrowings	10,652,481	12,167,858
Debt securities in issue	10,569,117	11,171,209
Provisions	188,267	194,818
Other liabilities	6,882,740	6,131,739
Current tax liabilities	55,516	147,041
Deferred tax liabilities	397,741	267,365
Liabilities directly associated with the assets held for sale	3,616,941	-

Total liabilities	179,679,767	183,730,177

Equity:
Capital stock	2,338,743	2,339,443
Capital surplus	863,505	726,012
Retained earnings	5,149,193	5,715,101
Treasury stock	(12,493)	(16,302)

Equity excluding other reserves	8,338,948	8,764,254
Other reserves	2,324,349	1,916,366

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,663,297	10,680,620
Non-controlling interests	1,232,980	494,123
Equity attributable to other equity instruments holders	599,522	598,703

Total equity	12,495,799	11,773,446

Total equity and liabilities	¥192,175,566	¥195,503,623

Consolidated Income Statements

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2018	2019

Interest income	¥2,144,070	¥2,406,350

Interest expense	733,969	1,101,875

Net interest income	1,410,101	1,304,475

Fee and commission income	1,131,364	1,101,777

Fee and commission expense	178,867	178,351

Net fee and commission income	952,497	923,426

Net trading income	270,464	320,302

Net income (loss) from financial assets at fair value through profit or loss	(667)	54,655

Net investment income	424,097	93,922

Other income	755,855	505,666

Total operating income	3,812,347	3,202,446

Impairment charges on financial assets	136,808	119,686

Net operating income	3,675,539	3,082,760

General and administrative expenses	1,813,121	1,715,368

Other expenses	792,765	575,657

Operating expenses	2,605,886	2,291,025

Share of post-tax profit of associates and joint ventures	49,323	40,157

Profit before tax	1,118,976	831,892

Income tax expense	229,378	184,306

Net profit	¥889,598	¥647,586

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥759,998	¥541,932

Non-controlling interests	119,878	93,779

Other equity instruments holders	9,722	11,875

Earnings per share:

Basic	¥538.84	¥387.76

Diluted	538.43	387.49

Consolidated Statements of Comprehensive Income

	(In millions)

	For the fiscal year ended March 31,

	2018	2019

Net profit	¥889,598	¥647,586

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	73,662	(40,329)

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	-	(128,138)

Share of other comprehensive income (loss) of associates and joint ventures	58	3,711

Income tax relating to items that will not be reclassified	(22,492)	61,453

Total items that will not be reclassified to profit or loss, net of tax	51,228	(103,303)

Items that may be reclassified subsequently to profit or loss:

Available-for-sale financial assets:

Gains (losses) arising during the period, before tax	582,435	-

Reclassification adjustments for (gains) losses included in net profit, before tax	(275,038)	-

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	-	150,074

Reclassification adjustments for (gains) losses included in net profit, before tax	-	(6,071)

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	(75,409)	22,517

Reclassification adjustments for (gains) losses included in net profit, before tax	49	(37,247)

Share of other comprehensive income (loss) of associates and joint ventures	7,827	(4,410)

Income tax relating to items that may be reclassified	(96,246)	(43,746)

Total items that may be reclassified subsequently to profit or loss, net of tax	143,618	81,117

Other comprehensive income (loss), net of tax	194,846	(22,186)

Total comprehensive income	¥1,084,444	¥625,400

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥948,250	¥577,998

Non-controlling interests	126,472	35,527

Other equity instruments holders	9,722	11,875

Note: On April 1, 2018, the Company adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9 and IFRS 15. For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies – New and Amended Accounting Standards Adopted by the SMBC Group” in the annual report on Form 20-F submitted on June 27, 2019 (Eastern Standard Time).

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2019

	Total equity	Net profit

IFRS	¥ 11,773.4	¥ 647.6

Differences arising from different accounting for:

1. Scope of consolidation	132.0	(0.1)

2. Derivative financial instruments	109.7	(31.3)

3. Investment securities	(282.0)	129.5

4. Loans and advances	299.0	23.2

5. Investments in associates and joint ventures	(33.9)	86.5

6. Property, plant and equipment	(10.3)	1.2

7. Lease accounting	2.2	1.4

8. Defined benefit plans	59.9	51.4

9. Deferred tax assets	(56.4)	(8.1)

10. Foreign currency translation	-	(1.3)

11. Classification of equity and liability	(602.8)	(11.9)

Others	142.3	(42.5)

Tax effect of the above	(81.5)	(53.4)

Japanese GAAP	¥ 11,451.6	¥ 792.2

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 27, 2019 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMBC Group consolidates an entity when it “controls” the entity. In general, the SMBC Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the SMBC Group indicates that the entities are controlled by the SMBC Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMBC Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the SMBC Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Certain financial assets classified as available-for-sale under Japanese GAAP, such as unlisted stocks, are measured at fair value under IFRS. For those financial instruments, where there is no quoted price in an active market, the fair value is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the SMBC Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the SMBC Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using the historical loss experience based on historical results according to the obligor grade. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase of the credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL is measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.